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Exhibit 1

SUPERCONDUCTOR TECHNOLOGIES INC. AND CONDUCTUS INC. AGREE TO MERGE

Investors Commit $15 million to New Entity

SANTA BARBARA, Calif. And Sunnyvale, Calif., October 10, 2002—Superconductor Technologies Inc. (Nasdaq: SCON) ("STI") and Conductus, Inc. (Nasdaq: CDTS) jointly announced they have signed a definitive agreement to merge the two companies. The new company will retain the Superconductor Technologies name, and will combine the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. In addition, the companies have secured firm commitments from existing shareholders and affiliated entities for a $15 million investment through a private placement in the combined company, which is expected to close concurrent with, and is contingent upon, the close of the merger.

        Under the terms of the agreement, which is subject to customary regulatory approvals and shareholder approval from each company, Conductus shareholders will receive 0.6 shares of newly issued STI common stock for each outstanding share of Conductus common stock. This transaction, which is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes, will be accounted for as a purchase and is expected to close by December 31, 2002.

        M. Peter Thomas, President and Chief Executive Officer of STI, stated, "STI and Conductus have made enormous progress in driving the acceptance of superconductive technology in the wireless telecommunications market. We look forward to combining the strengths of the two organizations, and consolidating our commercial product lines based on the SuperFilter® platform. We will also continue to grow the high-performance product business for government applications that is already in place at Conductus. STI will have the best in cryogenic cooling technology, filter design, wafer fabrication technology, back end assembly and testing, production, marketing, sales and service. The combined company will be a much stronger force within the telecommunications equipment sector, and will be well positioned to benefit from the industry's recovery, which we believe will begin sometime next year."

        Thomas continued, "We are especially pleased to have received commitments for a total of $15 million from a group of institutional investors that includes current investors in either STI, Conductus or both companies." The $15 million private placement is being led by Alloy Ventures, an investment firm in which John F. Shoch, Conductus' Chairman, is a general partner. The additional investors include entities affiliated with The Hillman Company, Special Situations Funds, Palo Alto Investors and a large Boston-based institutional investment advisor.

        Conductus will merge into a subsidiary of STI. M. Peter Thomas, President and Chief Executive Officer of STI, will be President and Chief Executive Officer of the new STI. Charles E. Shalvoy, President and Chief Executive Officer of Conductus will be Executive Vice President of the new STI, and President of the Conductus subsidiary.

        Charles Shalvoy added, "We are committed to implement a smooth, timely combination of our two organizations and have established multiple integration teams, with key individuals from both companies, which will develop consolidation plans for each of the major areas of our business. In addition to these internal programs, we will be meeting with our key customers and investors to discuss the benefits of this merger. We are confident that in addition to creating a better organization, we will be taking a giant step forward in meeting customer needs. Our goal is to combine the best people, technologies, and processes, from both STI and Conductus, in order to accelerate our revenue growth, reduce redundant costs and expenses, and hasten our transition to profitability".

        Current and prospective Conductus customers will be introduced to the SuperFilter and SuperLink™ Rx product lines immediately. All ClearSite® users will continue to be fully supported while transitioning to the SuperLink Rx product family.

        The transaction is expected to allow the new STI to achieve profitability sooner than either company would have achieved on its own. The companies believe that together they will be able to recognize significant savings through synergies they expect to achieve in a number of areas including sales and marketing, R&D and product development, and general and administrative activities. The elimination of redundancies in these areas is currently expected to result in significant cost savings.

        STI will continue to be headquartered in Santa Barbara, Calif., and as a result of the merger will maintain a facility in Sunnyvale, California as well.

        The companies will host a joint conference call and webcast for investors today, October 10th at 5:00 pm eastern, 2:00 pm pacific time to discuss this announcement. To access the live conference call, US-based participants should dial 1-888-747-3446 and international participants should dial 1-703-871-3086 at least five minutes prior to the start time. A replay of the call will be available approximately two hours later for US participants at 888-266-2081, passcode 6244740, and international participants at 703-925-2533, with the same passcode 6244740. Live and archived webcasts of this call will also be available on both companies' websites at www.suptech.com and www.conductus.com.

        In separate announcements, both companies today also pre-announced their third quarter revenues.

About Superconductor Technologies Inc.

Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks.

STI's SuperLink™ products are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company's flagship product, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche's prestigious "Technology Fast 50" companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit http://www.suptech.com.

About Conductus

Conductus, Inc., founded in 1987 and based in Sunnyvale, California, develops, manufactures, and markets electronic components and systems based on superconductors for applications in worldwide telecommunications markets and in defense, intelligence and law enforcement markets. For many applications, the unique properties of superconductors offer significant performance advantages over products based on conventional copper electronic components. These advantages can provide improved price/performance at the system level because of enhanced sensitivity and efficiency as well as reduced size and weight. For additional information, please visit our web site at www.conductus.com.

Safe Harbor Statement

This press release contains forward-looking statements about STI, Conductus and their proposed merger made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and are inherently subject to uncertainties and other factors which could cause actual results to differ materially from the forward-looking statement. Forward looking statements are generally identified by phrases such as "thinks", "anticipates", "believes", "estimates", "expects", "intends", "plans" and similar words. Forward-looking statements include, but are not limited to, the impact of the merger on future revenues and earnings, the expected closing date of the merger, the ability of the combined company to consolidate and leverage the business, technology, sales force or marketing expertise of each company, and the plans, objectives and intentions of the parties regarding the transaction. STI and Conductus refer interested persons to the most recent Annual Report on Form 10-K for STI and Conductus and their other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management of each company, and neither company has assumed any duty to update its forward-looking statements.

Additional Information

STI will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on SEC Form S-4 containing a joint STI/Conductus proxy statement and an STI prospectus. The proxy statement will be sent to the stockholders of STI seeking their approval of the proposed transaction. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to Superconductor Technologies, Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500. STI and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of STI and their ownership of STI's common stock is set forth in the proxy statement for STI's 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 4, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

Conductus will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction which will be part of the SEC Form S-4 filed jointly with STI. The proxy statement and prospectus will be sent to the stockholders of Conductus seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to Conductus, Investor Relations, 969 West Maude Avenue, Sunnyvale, CA 94085, telephone (408) 923-9950. Conductus and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Conductus and their ownership of Conductus common stock is set forth in the proxy statement for Conductus' 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

Notice Regarding Private Placement

The securities offered in the private placement described above the first paragraph of this press release have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements of the Securities Act.

Contacts:
For STI Marty McDermut Chief Financial Officer mmcdermut@suptech.com (805) 690-4500	Trade Media Michael Williams Director of Marketing mwilliams@suptech.com (805) 690-4500	Investor relations contacts: Lillian Armstrong, SF (investors) Chenoa Taitt, NYC (reporters) Lippert/Heilshorn & Assoc. lillian@lhai-sf.com (415) 433-3777—SF (212) 838-3777—NYC
For Conductus:
Ron Wilderink Chief Financial Officer (408) 523-9950	Charles B. Messman MKR Group (626) 395-9500

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SUPERCONDUCTOR TECHNOLOGIES INC. AND CONDUCTUS INC. AGREE TO MERGE